Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter of 2020

BEIJING, CHINA, May 29, 2020 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the first quarter of 2020.

First Quarter of 2020 Highlights

•	Net revenues decreased by 3.5% year over year to RMB3,594.1 million (US$507.6 million*) in the first quarter of 2020.

•	Net income attributable to Momo Inc. increased to RMB538.9 million (US$76.1 million) in the first quarter of 2020 from RMB289.3 million in the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) decreased to RMB736.3 million (US$104.0 million) in the first quarter of 2020, from RMB910.3 million in the same period of 2019.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.46 (US$0.35) in the first quarter of 2020, compared to RMB1.36 in the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB3.34 (US$0.47) in the first quarter of 2020, compared to RMB4.15 in the same period of 2019.

•	Monthly Active Users (“MAU”) on Momo application were 108.0 million in March 2020, compared to 114.4 million in March 2019.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 4.2 million paying users of Tantan Limited (“Tantan”), were 12.8 million for the first quarter of 2020, compared to 14.0 million for the first quarter of 2019, which included 5.0 million paying users of Tantan.

“Q1 2020 was a challenging and yet very fruitful quarter for Momo.” commented Yan Tang, Chairman and CEO of Momo. “I am proud that the team has been able to adapt well to the changing environment and navigate through the challenges with solid execution against our strategic goals. Despite the macro headwind, we are seeing plenty of growth opportunities ahead of us. We will continue to pursue these opportunities and drive value for our shareholders.”

First Quarter of 2020 Financial Results

Net revenues

Total net revenues were RMB3,594.1 million (US$507.6 million) in the first quarter of 2020, a decrease of 3.5% from RMB3,722.9 million in the first quarter of 2019.

Live video service revenues were RMB2,332.0 million (US$329.3 million) in the first quarter of 2020, a decrease of 13% from RMB2,689.4 million during the same period of 2019, as a result of the impact of COVID-19 adversely affecting the sentiment of our paying users, especially among the top of the pyramid paying users.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0808 to US$1.0000, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,175.8 million (US$166.0 million) in the first quarter of 2020, an increase of 30% from RMB903.8 million during the same period of 2019. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more functions launched and more paying scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan.

Mobile marketing revenues were RMB57.2 million (US$8.1 million) in the first quarter of 2020, a decrease of 29% from RMB80.7 million during the same period of 2019. The decrease in mobile marketing revenues was primarily caused by the decreased demand from our advertising and marketing customers as well as our strategy to underweight the line in terms of resource allocation.

Mobile games revenues were RMB12.7 million (US$1.8 million) in the first quarter of 2020, a decrease of 67% from RMB39.0 million in the first quarter of 2019. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from Momo segment decreased from RMB3,419.2 million in the first quarter of 2019 to RMB3,202.1 million (US$452.2 million) in the first quarter of 2020, primarily driven by the decrease in net revenues from live video service, partially offset by the increase in net revenues from value-added service. Net revenues from Tantan segment increased from RMB295.3 million in the first quarter of 2019 to RMB381.7 million (US$53.9 million) in the first quarter of 2020, which was mainly due to the increase in the average revenues per paying user resulting from more features launched.

Cost and expenses

Cost and expenses were RMB3,026.1 million (US$427.4 million) in the first quarter of 2020, a decrease of 10% from RMB3,349.4 million in the first quarter of 2019. The decrease was primarily attributable to: (a) a decrease in share-based compensation expenses due to the related expense from the options granted to Tantan’s founders amount of RMB466.9 million as the related share options vested in the first quarter of 2019 when the necessary performance conditions were satisfied; (b) a decrease in revenue sharing with broadcasters related to our live video service. The decrease was partially offset by an increase in marketing and promotional expenses to attract users on Momo and Tantan.

Non-GAAP cost and expenses (note 1) were RMB2,819.2 million (US$398.1 million) in the first quarter of 2020, an increase of 4% from RMB2,719.2 million during the same period of 2019.

Income from operations

Income from operations was RMB594.1 million (US$83.9 million) in the first quarter of 2020, compared to RMB384.4 million during the same period of 2019. Income from operations of Momo segment was RMB770.3 million (US$108.8 million) in the first quarter of 2020, decreasing from RMB998.6 million in the first quarter of 2019. Loss from operations of Tantan segment was RMB171.9 million (US$24.3 million) in the first quarter of 2020, compared to loss from operations of RMB604.6 million in the first quarter of 2019.

Non-GAAP income from operations (note 1) was RMB801.0 million (US$113.1 million) in the first quarter of 2020, compared to RMB1,014.7 million during the same period of 2019. Non-GAAP income from operations of Momo segment was RMB903.1 million (US$127.5 million) in the first quarter of 2020, decreasing from RMB1,098.9 million in the first quarter of 2019. Non-GAAP loss from operations of Tantan segment was RMB100.4 million (US$14.2 million) in the first quarter of 2020, compared to non-GAAP loss from operations of RMB77.1 million in the first quarter of 2019.

Income tax expenses

Income tax expenses were RMB162.9 million (US$23.0 million) in the first quarter of 2020, decreasing from RMB163.7 million in the first quarter of 2019.

Net income

Net income was RMB537.7 million (US$75.9 million) in the first quarter of 2020, compared to RMB286.6 million during the same period of 2019. Net income from Momo segment was RMB707.1 million (US$99.9 million) in the first quarter of 2020, decreasing from RMB893.9 million in the first quarter of 2019. Net loss from Tantan segment was RMB165.1 million (US$23.3 million) in the first quarter of 2020, compared to net loss of RMB597.7 million in the first quarter of 2019.

Non-GAAP net income (note 1) was RMB735.1 million (US$103.8 million) in the first quarter of 2020, compared to RMB907.5 million during the same period of 2019. Non-GAAP net income from Momo segment was RMB839.9 million (US$118.6 million) in the first quarter of 2020, decreasing from RMB994.2 million in the first quarter of 2019. Non-GAAP net loss of Tantan segment was RMB103.2 million (US$14.6 million) in the first quarter of 2020, compared to non-GAAP net loss of RMB79.6 million in the first quarter of 2019.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB538.9 million (US$76.1 million) in the first quarter of 2020, compared to RMB289.3 million during the same period of 2019.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB736.3 million (US$104.0 million) in the first quarter of 2020, compared to RMB910.3 million during the same period of 2019.

Net income per ADS

Diluted net income per ADS was RMB2.46 (US$0.35) in the first quarter of 2020, compared to RMB1.36 in the first quarter of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB3.34 (US$0.47) in the first quarter of 2020, compared to RMB4.15 in the first quarter of 2019.

Cash and cash flow

As of March 31, 2020, Momo’s cash, cash equivalents and short-term deposits totaled RMB15,467.2 million (US$2,184.4 million), compared to RMB14,925.3 million as of December 31, 2019. Net cash provided by operating activities in the first quarter of 2020 was RMB543.5 million (US$76.8 million), compared to RMB1,175.9 million in the first quarter of 2019.

Recent Development

On March 19, 2020, Momo’s board of directors declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend was paid in April 2020 to shareholders of record at the close of business on April 8, 2020. The aggregate amount of cash dividends paid was US$158.6 million.

Business Outlook

For the second quarter of 2020, the Company expects total net revenues to be between RMB3.8 billion to RMB3.9 billion, representing a decrease of 8.5% to 6.1% year over year. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss)，net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Thursday, May 28, 2020, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on May 28, 2020).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/4085667

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, June 5, 2020. The dial-in details for the replay are as follows:

International:     +61-2-8199-0299

U.S. Toll Free:     +1-855-452-5696

Passcode: 4085667

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application for the younger generation. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the second quarter of 2020.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2020 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, and the impact of the COVID-19 to Momo’s business operations and the economy in China. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2019	2020	2020
	RMB	RMB	US$
Net revenues:
Live video service	2,689,413	2,332,004	329,342
Value-added service	903,849	1,175,754	166,049
Mobile marketing	80,729	57,155	8,072
Mobile games	39,008	12,691	1,792
Other services	9,920	16,480	2,327

Total net revenues	3,722,919	3,594,084	507,582
Cost and expenses:
Cost of revenues	(1,873,574)	(1,876,916)	(265,071)
Research and development	(249,431)	(262,159)	(37,024)
Sales and marketing	(623,848)	(709,808)	(100,244)
General and administrative	(602,596)	(177,249)	(25,032)

Total cost and expenses	(3,349,449)	(3,026,132)	(427,371)
Other operating income	10,954	26,119	3,689

Income from operations	384,424	594,071	83,900
Interest income	93,778	130,823	18,476
Interest expense	(18,989)	(19,819)	(2,799)
Impairment loss on long-term investments	(4,500)	(6,000)	(847)

Income before income tax and share of income on equity method investments	454,713	699,075	98,730
Income tax expenses	(163,651)	(162,891)	(23,005)

Income before share of income on equity method investments	291,062	536,184	75,725
Share of (loss) income on equity method investments	(4,504)	1,527	216

Net income	286,558	537,711	75,941

Less: net loss attributable to non-controlling interest	(2,759)	(1,195)	(169)

Net income attributable to the shareholders of Momo Inc.	289,317	538,906	76,110

Net income per share attributable to ordinary shareholders
Basic	0.70	1.29	0.18
Diluted	0.68	1.23	0.17
Weighted average shares used in calculating net income per ordinary share
Basic	413,967,371	417,294,242	417,294,242
Diluted	425,890,818	453,331,322	453,331,322

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2019	2020	2020
	RMB	RMB	US$
Net income	286,558	537,711	75,941
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(72,981)	(867)	(122)

Comprehensive income	213,577	536,844	75,819
Less: comprehensive loss attributed to the non-controlling interest	(5,234)	(5,569)	(786)

Comprehensive income attributable to Momo Inc.	218,811	542,413	76,605

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	March 31	March 31
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,612,743	2,799,214	395,325
Short-term deposits	12,312,585	12,668,028	1,789,067
Accounts receivable, net of allowance for doubtful accounts of RMB 12,209 and RMB11,555 as of December 31, 2019 and March 31, 2020, respectively	265,155	295,513	41,734
Amount due from a related party	4,382	2,258	319
Prepaid expenses and other current assets	599,000	598,495	84,523

Total current assets	15,793,865	16,363,508	2,310,968
Long-term deposits	300,000	300,000	42,368
Right-of-use assets, net	190,552	163,926	23,151
Property and equipment, net	346,345	339,560	47,955
Intangible assets	890,303	863,878	122,003
Rental deposits	25,028	25,201	3,559
Long-term investments	495,905	494,545	69,843
Other non-current assets	44,009	55,796	7,880
Deferred tax assets	37,064	35,026	4,947
Goodwill	4,360,610	4,434,769	626,309

Total assets	22,483,681	23,076,209	3,258,983

Liabilities and equity
Current liabilities
Accounts payable	714,323	635,546	89,755
Deferred revenue	503,461	482,455	68,135
Accrued expenses and other current liabilities	985,873	838,913	118,477
Amount due to related parties	29,606	34,590	4,885
Lease liabilities due within one year	135,169	123,451	17,435
Income tax payable	153,976	174,320	24,619
Dividends payable	—	1,123,364	158,649
Deferred consideration in connection with business acquisitions	84,346	85,788	12,116

Total current liabilities	2,606,754	3,498,427	494,071
Deferred tax liabilities	222,576	215,970	30,501
Convertible senior notes	4,954,352	5,043,106	712,223
Share-based compensation liability	902,047	930,603	131,426
Lease liabilities	56,498	42,972	6,069
Other non-current liabilities	22,672	41,522	5,864

Total liabilities	8,764,899	9,772,600	1,380,154
Shareholder’s equity (i)	13,718,782	13,303,609	1,878,829

Total liabilities and shareholder’s equity	22,483,681	23,076,209	3,258,983

(i):	As of March 31, 2020, the number of ordinary shares issued and outstanding was 417,412,368.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2019	2020	2020
	RMB	RMB	US$
Cash flows from operating activities:
Net income	286,558	537,711	75,941
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	48,400	52,381	7,398
Amortization of intangible assets	38,595	39,882	5,632
Share-based compensation	593,074	168,527	23,800
Share of loss (income) on equity method investments	4,504	(1,527)	(216)
Impairment loss on long-term investments	4,500	6,000	847
Gain on subsidiary deconsolidation	—	(6,676)	(943)
Loss on disposal of property and equipment	4	—	—
Provision of allowance for doubtful accounts	—	(654)	(92)
Cash received on investment income distribution	—	1,153	163
Changes in operating assets and liabilities:
Accounts receivable	409,414	(37,979)	(5,364)
Prepaid expenses and other current assets	(18,189)	1,162	164
Amount due from related parties	—	2,123	300
Rental deposits	(1,317)	(173)	(24)
Deferred tax assets	25,537	2,038	288
Other non-current assets	31,439	14,840	2,096
Accounts payable	32,515	(80,073)	(11,308)
Income tax payable	(71,558)	20,344	2,873
Deferred revenue	18,842	(21,023)	(2,969)
Accrued expenses and other current liabilities	(185,495)	(154,243)	(21,783)
Amount due to related parties	(25,965)	4,984	704
Deferred tax liability	(15,542)	(9,971)	(1,408)
Other non-current liabilities	593	4,670	660

Net cash provided by operating activities	1,175,909	543,496	76,759
Cash flows from investing activities:
Purchase of property and equipment	(52,798)	(38,167)	(5,390)
Proceeds from disposal of property and equipment	5	2	—
Payment for long-term investments	(12,000)	(4,500)	(636)
Cash dividend received	—	233	33
Cash outflow due to subsidiary deconsolidation	—	(1,026)	(145)
Purchase of short-term deposits	(3,485,005)	(3,300,000)	(466,049)
Cash received on maturity of short-term deposits	3,005,005	2,979,140	420,735
Payment for short-term investments	(210,000)	(10,000)	(1,412)
Cash received from sales of short-term investment	100,000	10,000	1,412

Net cash used in investing activities	(654,793)	(364,318)	(51,452)
Cash flows from financing activities:
Deferred payment for business acquisition	(305,067)	—	—
Proceeds from exercise of share options	83	—	—
Deferred payment of purchase of property and equipment	(94)	—	—

Net cash used in financing activities	(305,078)	—	—
Effect of exchange rate changes	(5,730)	7,293	1,028

Net increase in cash and cash equivalents	210,308	186,471	26,335
Cash and cash equivalents at the beginning of period	2,468,034	2,612,743	368,990

Cash and cash equivalents at the end of period	2,678,342	2,799,214	395,325

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	ended March 31, 2019					ended March 31, 2020					ended March 31, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(1,873,574)	18,021	4,186	—	(1,851,367)	(1,876,916)	18,645	6,969	—	(1,851,302)	(265,071)	2,633	984	—	(261,454)
Research and development	(249,431)	2,289	39,730	—	(207,412)	(262,159)	2,368	42,760	—	(217,031)	(37,024)	334	6,039	—	(30,651)
Sales and marketing	(623,848)	16,853	39,452	—	(567,543)	(709,808)	17,436	47,074	—	(645,298)	(100,244)	2,462	6,648	—	(91,134)
General and administrative	(602,596)	—	509,706	—	(92,890)	(177,249)	—	71,724	—	(105,525)	(25,032)	—	10,129	—	(14,903)

Cost and operating expenses	(3,349,449)	37,163	593,074	—	(2,719,212)	(3,026,132)	38,449	168,527	—	(2,819,156)	(427,371)	5,429	23,800	—	(398,142)
Income from operations	384,424	37,163	593,074	—	1,014,661	594,071	38,449	168,527	—	801,047	83,900	5,429	23,800	—	113,129
Net income attributable to Momo Inc.	289,317	37,163	593,074	(9,291)	910,263	538,906	38,449	168,527	(9,612)	736,270	76,110	5,429	23,800	(1,357)	103,982

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	2,325,945	6,059	—	2,332,004	329,342
Value-added service	800,103	375,651	—	1,175,754	166,049
Mobile marketing	57,155	—	—	57,155	8,072
Mobile games	12,691	—	—	12,691	1,792
Other services	6,195	—	10,285	16,480	2,327

Total net revenues	3,202,089	381,710	10,285	3,594,084	507,582
Cost and expenses (iii):
Cost of revenues	(1,736,517)	(132,278)	(8,121)	(1,876,916)	(265,071)
Research and development	(183,900)	(78,259)	—	(262,159)	(37,024)
Sales and marketing	(394,364)	(315,421)	(23)	(709,808)	(100,244)
General and administrative	(143,135)	(27,680)	(6,434)	(177,249)	(25,032)

Total cost and expenses	(2,457,916)	(553,638)	(14,578)	(3,026,132)	(427,371)
Other operating income	26,119	—	—	26,119	3,689

Income (loss) from operations	770,292	(171,928)	(4,293)	594,071	83,900
Interest income	129,278	1,472	73	130,823	18,476
Interest expense	(19,819)	—	—	(19,819)	(2,799)
Impairment loss on long-term investments	(6,000)	—	—	(6,000)	(847)

Income (loss) before income tax and share of income on equity method investments	873,751	(170,456)	(4,220)	699,075	98,730
Income tax (expenses) benefits	(168,212)	5,321	—	(162,891)	(23,005)

Income (loss) before share of income on equity method investments	705,539	(165,135)	(4,220)	536,184	75,725
Share of loss on equity method investments	1,527	—	—	1,527	216

Net income (loss)	707,066	(165,135)	(4,220)	537,711	75,941

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended March 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,611	1,358	—	6,969	984
Research and development	26,802	15,958	—	42,760	6,039
Sales and marketing	45,441	1,633	—	47,074	6,648
General and administrative	54,984	14,121	2,619	71,724	10,129

Total cost and expenses	132,838	33,070	2,619	168,527	23,800

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	770,292	(171,928)	(4,293)	594,071	83,900
Share-based compensation	132,838	33,070	2,619	168,527	23,800
Amortization of intangible assets from business acquisitions	—	38,449	—	38,449	5,429

Non-GAAP operating income (loss)	903,130	(100,409)	(1,674)	801,047	113,129
Net income (loss)	707,066	(165,135)	(4,220)	537,711	75,941
Share-based compensation	132,838	33,070	2,619	168,527	23,800
Amortization of intangible assets from business acquisitions	—	38,449	—	38,449	5,429
Tax impacts	—	(9,612)	—	(9,612)	(1,357)

Non-GAAP net income (loss)	839,904	(103,228)	(1,601)	735,075	103,813

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	2,689,413	—	—	2,689,413	400,735
Value-added service	608,502	295,347	—	903,849	134,678
Mobile marketing	80,729	—	—	80,729	12,029
Mobile games	39,008	—	—	39,008	5,812
Other services	1,557	—	8,363	9,920	1,478

Total net revenues	3,419,209	295,347	8,363	3,722,919	554,732
Cost and expenses (iv):
Cost of revenues	(1,770,038)	(98,856)	(4,680)	(1,873,574)	(279,171)
Research and development	(184,273)	(65,158)	—	(249,431)	(37,166)
Sales and marketing	(362,958)	(255,921)	(4,969)	(623,848)	(92,956)
General and administrative	(114,264)	(479,965)	(8,367)	(602,596)	(89,790)

Total cost and expenses	(2,431,533)	(899,900)	(18,016)	(3,349,449)	(499,083)
Other operating income	10,954	—	—	10,954	1,632

Income (loss) from operations	998,630	(604,553)	(9,653)	384,424	57,281
Interest income	90,858	2,891	29	93,778	13,973
Interest expense	(18,989)	—	—	(18,989)	(2,829)
Impairment loss on long-term investments	(4,500)	—	—	(4,500)	(671)

Income (loss) before income tax and share of income on equity method investments	1,065,999	(601,662)	(9,624)	454,713	67,754
Income tax (expenses) benefits	(167,603)	3,952	—	(163,651)	(24,385)

Income (loss) before share of income on equity method investments	898,396	(597,710)	(9,624)	291,062	43,369
Share of income on equity method investments	(4,504)	—	—	(4,504)	(671)

Net income (loss)	893,892	(597,710)	(9,624)	286,558	42,698

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended March 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,606	580	—	4,186	624
Research and development	21,713	18,017	—	39,730	5,920
Sales and marketing	35,474	3,978	—	39,452	5,879
General and administrative	39,491	467,684	2,531	509,706	75,949

Total cost and expenses	100,284	490,259	2,531	593,074	88,372

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	998,630	(604,553)	(9,653)	384,424	57,281
Share-based compensation	100,284	490,259	2,531	593,074	88,372
Amortization of intangible assets from business acquisitions	—	37,163	—	37,163	5,537

Non-GAAP operating income (loss)	1,098,914	(77,131)	(7,122)	1,014,661	151,190
Net income (loss)	893,892	(597,710)	(9,624)	286,558	42,698
Share-based compensation	100,284	490,259	2,531	593,074	88,372
Amortization of intangible assets from business acquisitions	—	37,163	—	37,163	5,537
Tax impacts	—	(9,291)	—	(9,291)	(1,384)

Non-GAAP net income (loss)	994,176	(79,579)	(7,093)	907,504	135,223